                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.             )*
                                          -------------

                          LIONBRIDGE TECHNOLOGIES, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   536252 10 9
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                                 (CUSIP Number)

                                DECEMBER 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           /   /    Rule 13d-1(b)
           /   /    Rule 13d-1(c)
           / X /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 pages

-------------------------                                ----------------------
CUSIP NO.  536252  10  9              13G                PAGE   2  OF  5  PAGES
-------------------------                                ----------------------

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1   NAMES OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Rory J. Cowan
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                      (a)
                                                                      (b)
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

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                       5  SOLE VOTING POWER

      NUMBER OF           2,090,203 shares
       SHARES          ---------------------------------------------------------
    BENEFICIALLY       6  SHARED VOTING POWER
     OWNED BY
       EACH               286,160 shares
     REPORTING         ---------------------------------------------------------
      PERSON           7  SOLE DISPOSITIVE POWER

       WITH:              2,090,203 shares
                       ---------------------------------------------------------
                       8  SHARED DISPOSITIVE POWER

                          286,160 shares
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,376,363 shares

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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS)                                                   /  /

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    14.4%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    IN

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                               Page 2 of 5 pages

ITEM 1 (a).       NAME OF ISSUER:

                  Lionbridge Technologies, Inc.

ITEM 1 (b).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  950 Winter Street, Suite 2410
                  Waltham, MA 02451-1291

ITEM 2 (a).       NAME OF PERSON FILING:

                  Rory J. Cowan

ITEM 2 (b).       ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  c/o Lionbridge Technologies, Inc.
                  950 Winter Street, Suite 2410
                  Waltham, MA 02451-1291

ITEM 2 (c).       CITIZENSHIP:

                  United States

ITEM 2 (d).       TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 par value per share

ITEM 2 (e).       CUSIP NUMBER

                  536252  10  9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS

                  IS A:

                       (a) / / Broker or dealer registered under Section 15
                               of the Act.

                       (b) / / Bank as defined in Section 3(a)(6) of the Act.

                       (c) / / Insurance Company as defined in Section 3(a)(19)
                               of the Act.

                       (d) / / Investment Company registered under Section 8 of
                               the Investment Company Act.

                       (e) / / Investment Adviser registered under Section 203
                               of the Investment Advisers Act of 1940.

                       (f) / / Employee Benefit Plan, Pension Fund which is
                               subject to the provisions of the Employee
                               Retirement Income Security Act of 1974 or
                               Endowment Fund; SEE 13d-1 (b) (1) (ii) (F).

                       (g) / / Parent Holding Company, in accordance with Rule
                               13d-1(b) (ii) (G); SEE Item 7.

                       (h) / / Group, in accordance with Rule 13d-1 (b) (1) (ii)
                               (H).

                       Not Applicable.


                               Page 3 of 5 pages

ITEM 4.     OWNERSHIP:

                       (a) Amount Beneficially Owned: Mr. Cowan may be deemed to beneficially own 2,376,363 shares of Common Stock (the "Shares") as of December 31, 1999. Such Shares include 187,691 shares of Common Stock deemed to be beneficially owned by Mr. Cowan pursuant to options exercisable within 60 days of December 31, 1999 and 286,160 shares of Common Stock held of record as of December 31, 1999 by trusts and a foundation affiliated with Mr. Cowan. Mr. Cowan disclaims beneficial ownership of the shares held by such trusts and foundation.

                       (b)     Percent of Class:  14.4%

                               The foregoing percentage is calculated based on 16,287,827 shares of Common Stock reported as outstanding in the Issuer's Form 10-Q Quarterly Report for the quarter ended September 30, 1999.

                       (c)     Number of Shares as to which such person has:

                               (i)   sole power to vote or direct the vote:
                                     2,090,203 shares.

                               (ii)  shared power to vote or to direct the vote:
                                     286,160 shares.

                               (iii) sole power to dispose or to direct the
                                     disposition of: 2,090,203 shares.

                               (iv) shared power to dispose or to direct the disposition of: 286,160 shares.

ITEM (5).   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
            Not Applicable.

ITEM (6).   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
            Not Applicable.

ITEM (7).   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT COMPANY:
            Not Applicable.

ITEM (8).   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
            Not Applicable.

ITEM (9).   NOTICE OF DISSOLUTION OF GROUP:
            Not Applicable.

ITEM (10).  CERTIFICATION:
            Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) nor 13d-1(c).


                               Page 4 of 5 pages

                                    SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       February 11, 2000
                                       ------------------
                                              Date


                                       /s/ Rory J. Cowan
                                       -----------------
                                            Signature

                                          Rory J. Cowan
                                       ------------------
                                            Name/Title


                               Page 5 of 5 pages